File No. 70-8531


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                       ----------------------------------

                         POST-EFFECTIVE AMENDMENT NO. 3
                                       TO
                                    FORM U-1
                       ----------------------------------


                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                 A. A. Pena, Senior Vice President and Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                                      * * *

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                   (Names and addresses of agents for service)



      American Electric Power Service Corporation (the "Company"), a New York corporation and a wholly-owned service company subsidiary of American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Post Effective Amendment No. 3 (the "Amendment") to the Form U-1 Application in File No. 70-8531 (the "Application") for the purpose of amending the Application to extend the term of the authority previously granted by this Commission through June 30, 2005. In all other respects, the Application as previously filed and amended will remain the same.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

      By order dated April 26, 1995 (HCAR No. 26280) (the "Order"), the Commission authorized Central and South West Services, Inc. ("CSWS") to use excess resources in its engineering and construction department, which resources may not be needed to provide services to affiliates within its system at any given time, to provide power plant control system procurement, integration and programming services, and power plant engineering and construction services to nonaffiliate utilities through December 31, 1997.

      By order dated December 11, 1997 (HCAR No. 26794) (the "Extension"), the Commission extended the term of the authority previously granted by the Commission through December 31, 2002.

      By order dated July 21, 1998 (HCAR No. 26898) (the "Supplement"), the Commission approved an application to more accurately define engineering and construction activities provided to nonaffiliated entities and to permit environmental licensing, testing, compliance and remediation as well as equipment maintenance to nonaffiliated entities.

      By order dated June 14, 2000 (HCAR No. 27186) (the "Merger"), the Commission approved (1) the Company succeeding to the authority of CSWS, as such authority was set forth in the Order, the Extension and the Supplement; and (2) the extension of such authorized activity to all affiliate companies in the post-merger AEP system.

      The Company respectfully requests that the Commission now amend the authority granted in the Order, as amended by the Extension, Supplement and Merger, to extend through June 30, 2005.


ITEM 2.     FEES, COMMISSIONS AND EXPENSES

      The fees, commissions and expenses incurred or expected to be incurred in connection with the transactions proposed in this Post-Effective Amendment are estimated not to exceed $2,000, including fees and expenses to be billed at cost by American Electric Power Service Corporation.


ITEM 3.     APPLICABLE STATUTORY PROVISIONS

      Sections 9(a), 10 and 11 of the Act and Rule 54 thereunder are or may be applicable to the transactions proposed herein. To the extent that any other sections of the Act may be applicable to the proposed transactions, the Company hereby requests appropriate authority thereunder.

      The proposed transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

      AEP consummated the merger with Central and South West Corporation ("CSW") on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a), except for clause
(1). At March 31, 2002, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.970 billion, or about 89.8% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2001 ($3.308 billion). With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

      In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

      Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the recent growth trend in AEP's retained earnings.

      As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%. As of March 31, 2002, AEP's consolidated capitalization consisted of 62.6% debt, 33.1% common and preferred equity (consisting of 331,618,850 shares of common stock representing 32.5% and $156 million principal amount of preferred stock representing 0.6%), $321 million principal amount of Trust Preferred Securities representing 1.3% and $750 million minority interest in finance subsidiary representing 3.0%.

      Since the date of the Rule 53(c) Order, there has been a reduction in AEP's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the operating subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

      As of December 31, 1999, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A; and OPCo, A-. As of December 31, 1999, Standard & Poor's rating of secured debt for CSW's operating subsidiaries was as follows: CPL, A; PSO, AA-; SWEPCO, AA-; and WTU, A.

      As of February 8, 2002, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A- and OPCo, A-. As of December 31, 2001, Standard & Poor's rating of secured debt for CSW's Operating Subsidiaries was as follows: CPL, A-; PSO, A; SWEPCO, A; and WTU, A-.


ITEM 4.  REGULATORY APPROVAL

      No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed transaction.


ITEM 5.  PROCEDURE

      The Company respectfully requests that the Commission issue no later than August 15, 2002 the requisite notice under Rule 23 with respect to the filing of this Amendment, such notice to specify a date not later than September 9, 2002, as the date after which an order granting and permitting this Amendment to become effective may be entered by the Commission and the Commission enter not later than September 10, 2002, an appropriate order granting and permitting this Amendment to become effective.

      No recommended decision by a hearing officer or any other responsible officer of the Commission is necessary or required in this matter.

      The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.


      The Company respectfully requests that appropriate and timely action be taken by the Commission in this matter in order that the business of the Company may continue without interruption upon the termination of the present authority on December 31, 2002.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

Exhibit F         Opinion of Counsel  (To be filed by amendment)

Exhibit G         Form of Notice


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of the Company's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                  AMERICAN ELECTRIC POWER COMPANY, INC.
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION


                  By__/s/ Thomas G. Berkemeyer________
                              Assistant Secretary

Dated:  August 2, 2002



                                                                       Exhibit G


                           UNITED STATES OF AMERICA
                                  before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /September   , 2002


.. . . . . . . . . . . . . . . . . . . . . . . .
                                              :
In the Matter of                              :
                                              :
AMERICAN ELECTRIC POWER SERVICE CORPORATION   :
1 Riverside Plaza                             :
Columbus, Ohio 43215                          :
                                              :
(70-8351)                                     :
                                              :
.. . . . . . . . . . . . . . . . . . . . . . . .


NOTICE OF PROPOSED TRANSACTION

      American Electric Power Service Corporation (the "Company"), a wholly-owned service company subsidiary of American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), have filed with the Commission an Application or Declaration pursuant to the Public Utility Holding Company Act of 1935 (the "1935 Act"), designating 9(a), 10 and 11 of the Act and Rule 54 thereunder promulgated thereunder as applicable the proposed transaction.

      By order dated April 26, 1995 (HCAR No. 26280) (the "Order"), the Commission authorized Central and South West Services, Inc. ("CSWS") to use excess resources in its engineering and construction department, which resources may not be needed to provide services to affiliates within its system at any given time, to provide power plant control system procurement, integration and programming services, and power plant engineering and construction services to nonaffiliate utilities through December 31, 1997.

      By order dated December 11, 1997 (HCAR No. 26794) (the "Extension"), the Commission extended the term of the authority previously granted by the Commission through December 31, 2002.

      By order dated July 21, 1998 (HCAR No. 26898) (the "Supplement"), the Commission approved an application to more accurately define engineering and construction activities provided to nonaffiliated entities and to permit environmental licensing, testing, compliance and remediation as well as equipment maintenance to nonaffiliated entities.

      By order dated June 14, 2000 (HCAR No. 27186) (the "Merger"), the Commission approved (1) the Company succeeding to the authority of CSWS, as such authority was set forth in the Order, the Extension and the Supplement; and (2) the extension of such authorized activity to all affiliate companies in the post-merger AEP system.

      The Company respectfully requests that the Commission now amend the authority granted in the Order, as amended by the Extension, Supplement and Merger, to extend through June 30, 2005.

      The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by September , 2002 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the declarant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

      For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                         Jonathan G. Katz
                         Secretary